

Mail Stop 3030

April 3, 2009

Via Facsimile and U.S. Mail

Mr. Bradley E. Sparks
Chief Executive Officer
Visualant, Inc.
500 Union Street, Suite 406
Seattle, Washington 98101

> **Re: Visualant, Inc.**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2008**
> **Filed January 13, 2009**
> **Forms 10-Q for the Quarter Ended December 31, 2008**
> **File No. 000-30262**

Dear Mr. Sparks:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Item 8A. Controls and Procedures, page 11

1.   Notwithstanding the comment below, the language that is currently included after the word "effective" in your disclosure here and on page 12 within your December 31, 2008 Form 10-Q appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

2.   It does not appear that your management has performed its assessment of internal control over financial reporting as of September 30, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Refer to Item 308(T) of Regulation S-K.

        If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

         In performing your evaluation, you may find the following documents helpful:

        • the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

        • the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

        • the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

        In addition, please evaluate whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, revise your conclusion of the effectiveness of disclosure controls and procedures at September 30, 2008. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Financial Statements, page 22

Notes to Financial Statements, page 27

3.   We note your disclosure on page 9 and throughout the filing that you formed a majority-owned Japanese subsidiary during fiscal 2008. Please tell us and revise your future filings to explain how you are accounting for your ownership within this majority-owned subsidiary. Within your discussion, please explain if you are consolidating this entity's results. Refer to the guidance in ARB 51.

-Stock-based Compensation, page 29

4.   We note on page 25, 30, 31, and throughout the filing that you have issued equity instruments in the form of stock or stock options to non-employees. Please revise this note in future filings to disclose your accounting policy for stock issued to non-employees. Refer to SFAS 123 (R) and EITF 96-18.

Exhibits 31

5.   We note your certifications here and within your December 31, 2008 Form10-Q filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B or Item 601(b)(31) of Regulation S-K, as applicable. Please revise your future filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B or Item 601(b)(31) of Regulation S-K, as applicable.

Form 10-Q for the Quarter Ended December 31, 2008

Statement of Cash Flows, page 6

6.   We note that you present reconciling items of $876,007 of expenses related to the issuance of capital stock and $35,304 of expenses related to stock-based compensation within your statement of cash flows for the three months ended December 31, 2008. However, we note on page 5 from your statement of operations that you recognized total

expenses of $514,440 during the three months ended December 31, 2008. Please reconcile.

Notes to Financial Statements, page 7

Note 8. Capital Common Stock, page 9

7.   We note your disclosures here and on page 11 that you entered into an arrangement with RatLab LLC during the three months ended December 31, 2008. Please tell us and revise this note in future filings to disclose the terms of the agreement within more detail. Please explain how you are accounting for each component of the arrangement (the licensing arrangement, the market-rate royalty, the equity participation in an entity, and the issuance of shares for the resolution of certain matters, etc.). Cite the accounting literature relied upon and how you applied the literature to your situation.

As appropriate, please amend your 2008 Form 10-KSB and respond to these comments within 30 days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Visualant, Inc.
Mr. Bradley E. Sparks
April 3, 2009
Page 5

      You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

      Sincerely,

      Eric Atallah
      Reviewing Accountant